SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)*

                            ZILOG, INC.
-----------------------------------------------------------------
                         (Name of Issuer)

                    Common Stock, no par value
      -----------------------------------------------------
                  (Title of Class of Securities)

                             98952410
      -----------------------------------------------------
                          (Cusip Number)

                         James J. O'Brien
                     2420 Texas Commerce Tower
                      Fort Worth, Texas 76102
                          (817) 871-4000
-----------------------------------------------------------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         November 18, 1997
      -----------------------------------------------------
      (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box [ ].

                  (Continued on following pages)

------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 16 Pages

CUSIP NO. 98952410               13D                Page 2 of 16 Pages

-------------------------------------------------------------------------------
1.    Name of Reporting Person: TPG Partners II, L.P.



-------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
                                                            (a) |_|
                                                            (b) |X|

-------------------------------------------------------------------------------
3.    SEC Use Only


-------------------------------------------------------------------------------
4.    Source of Funds: 00 - Contributions from Partners



-------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                | |
-------------------------------------------------------------------------------
6.    Citizenship or Place or Organization:  Delaware


-------------------------------------------------------------------------------
                        7.    Sole Voting Power:  -0-

                        -------------------------------------------------------
Number of Shares        8.    Shared Voting Power:  5,477,504*
Beneficially Owned By
Each Reporting Person   -------------------------------------------------------
With                    9.    Sole Dispositive Power:  -0-

                        -------------------------------------------------------
                        10.   Shared Dispositive Power:  5,477,504*

-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,477,504*

-------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                | |

-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):  27.1%1


-------------------------------------------------------------------------------
14.   Type of Reporting Person:  PN


-------------------------------------------------------------------------------


---------------------

* The Reporting Person disclaims beneficial ownership of all shares of Zilog Common Stock

1 Assumes, pursuant to Rule 13d-1(e) under the Act, that there are 20,229,412 shares of Zilog Common Stock outstanding.

CUSIP NO. 98952410              13D            Page 3 of 16 Pages


This Amendment No. 1 amends and supplements the Schedule 13D filed on July 30, 1997 (the "Schedule") by TPG Partners II, L.P., a Delaware limited partnership ("TPG") with respect to the Common Stock, no par value (the "Stock"), of Zilog, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.

Item 4. Purpose of Transaction.

      On November 18, 1997, the Issuer and TPG entered into an amendment to the Merger Agreement (the "Merger Agreement Amendment") and TPG and the Stockholders entered into an amendment to the Stockholders Voting Agreement (the "Stockholders Voting Agreement Amendment"), which are filed as Exhibit 7.3 and
Exhibit 7.4 hereto, respectively and incorporated by reference herein.

      The Merger Agreement Amendment amended the Merger Agreement to provide, among other things, that (i) each outstanding share of Stock, other than Retained Shares, will be converted into the right to receive an amount equal to $20.00 in cash and (ii) 375,000 Retained Shares will be converted into one share of Surviving Corporation Common Stock. The Merger Agreement Amendment also amended certain of the other rights and obligations of the parties to the Merger Agreement.

      Pursuant to the terms of the Stockholders Voting Agreement, as amended by the Stockholders Voting Agreement Amendment, Warburg, Pincus Capital Company, L.P. has agreed to elect to retain that number of shares of stock equal to 375,000 less the aggregate number of Shares covered by effective elections to retain Shares made by holders of Shares other than Warburg, Pincus Capital Company have, L.P.

      The foregoing summaries of the Merger Agreement Amendment and the Stockholders Voting Agreement Amendment are qualified in their entirety by reference to the full agreements which are filed as exhibits.

Item 7. Material to be Filed as Exhibits.

      Exhibit 7.3 Amendment Number One to the Agreement and Plan of Merger, by and among TPG Partners II, L.P., TPG Zeus
Acquisition Corporation and Zilog, Inc. dated as of November 18,
1997.

      Exhibit 7.4 Amendment to the Stockholders Voting Agreement among TPG Partners II, L.P., Warburg, Pincus Capital Company,
L.P. and Warburg, Pincus & Co. dated as of November 18, 1997.

CUSIP NO. 98952410              13D            Page 4 of 16 Pages


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

      DATED:  November 20, 1997

                           TPG PARTNERS II, L.P.,
                           a Delaware limited partnership


                           By: TPG GenPar II, L.P.,
                               a Delaware limited partnership,
                               General Partner


                               By: TPG Advisors II, Inc.,
                                   a Delaware corporation,
                                   General Partner


                                   By: /s/ James J. O'Brien
                                       --------------------
                                       James J. O'Brien
                                       Vice President

CUSIP NO. 98952410              13D            Page 5 of 16 Pages


                           EXHIBIT INDEX

  EXHIBIT                      DESCRIPTION                       PAGE
-----------   ---------------------------------------------    --------
    7.3       Amendment Number One to the Agreement and            6
              Plan of Merger, by and among TPG Partners
              II, L.P., TPG Zeus Acquisition Corporation and Zilog, Inc. dated as of November 18, 1997.


    7.4       Amendment to the Stockholders Voting Agreement      15
              among TPG Partners II, L.P., Warburg, Pincus
              Capital Company, L.P. and Warburg, Pincus & Co.
              dated as of November 18, 1997.